Exhibit 21.1

SUBSIDIARIES OF MEXCO ENERGY CORPORATION

1.	Forman Energy Corporation, a New York corporation

2.	Southwest Texas Disposal Corporation, a Texas corporation

3.	TBO Oil & Gas, LLC, a Texas limited liability company